UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Officers

On June 1, 2021, Sophia Liu tendered her resignation as the Chairman of Audit Committee of ReTo Eco-Solutions, Inc. (the “Company”), effective June 1, 2021. Sophia Liu’s resignation as independent director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Sophia Liu has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Directors or Officers

On June 3, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board appointed Lidong Liu as the succeeding independent director of the Company and Chairperson of the Audit Committee in order to fill the vacancies on the Company’s Board of Directors and the Audit Committee. The Board determined Ms. Liu to be independent under the rules of the NASDAQ Capital Market (“NASDAQ”) and qualified to serve on the Board of Directors and the Audit Committee.

Ms. Liu has served as the Chief Financial Officer since 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a subsidiary of a company listed on Shenzhen Stock Exchange. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a subsidiary of a company listed on Shanghai Stock Exchange and Hong Kong Exchanges and Clearing Market. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with 25 years of professional experience in auditing and financial reporting. She has strong working capabilities for company management and business development. Ms. Liu holds a bachelor’s degree in Accounting from JiLin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

There are no family relationships between Lidong Liu and any other employees or members of the Board of Directors of the Company.

The Company entered into an employment agreement with Lidong Liu, under which Ms. Liu agreed to an annual compensation of $10,000, effective June 3, 2021, until the Company’s next annual meeting of shareholders and until her earlier death, resignation or removal. The employment agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement to Lidong Liu dated June 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2021	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer and Director

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